February 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Ernest Greene
Claire Erlanger
Erin Donahue
Jay Ingram

Re:	Tian’an Technology Group Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 19, 2022
File No. 333-267453

Dear Sir and Madam:

On behalf of Tian’an Technology Group Ltd., a British Virgin Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated January 3, 2023, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on December 19, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Form F-1 Filed on December 19, 2022

General

1.	We note your response to prior comment 1, and reissue. We note that the disclosure now states that selling stockholders “may not sell the Shares at a fixed price,” and we ask you to revise your disclosure to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the Amended Registration Statement.

420 Lexington Avenue, Suite 2446, New York, NY 10170 11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025 NYC Office: 646.861.7891 CA Office: 818.930.5686 www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

February 28, 2023

Prospectus Cover Page, page i

2.	We note your response to prior comment 4, but note that we still cannot identify the section where you discuss the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please advise us where this disclosure is, or revise to include.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the Amended Registration Statement.

Risk Factors, page 10

3.	We note your response to prior comment 5. Please revise your disclosure to state the potential consequences if the Cyberspace Administration of China (“CAC”) determines that you are not compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we have added more disclosure in the summary of risk factors on page 26.

Compensation of Directors and Executive Officers, page 39

4.	Please update your executive compensation table for the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, we have updated the compensation table for the directors and executive officers for the fiscal year ended December 31, 2022 of the Amended Registration Statement.

420 Lexington Avenue, Suite 2446, New York, NY 10170 11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025 NYC Office: 646.861.7891 CA Office: 818.930.5686 www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

February 28, 2023

Index to the Consolidated Financial Statements, page 51

5.	If your audited financial statements become older than 12 months, please be advised, since this is an initial public offering of your common shares, you may be required to provide updated financial statements. Accordingly, if your registration statement is not effective by December 30, 2022, please update your financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations in an exhibit to the filing as required by Instruction 2 to Item 8.A.4.

Response: Pursuant to Section 6220.1, financial statements of a foreign private issuer must be as of a date within nine months of the effective date of a registration statement. Audited financial statements for the most recently completed fiscal year must be included in registration statements declared effective three months or more after fiscal year-end. Under the rule, a registration statement of a foreign private issuer may become effective with audited financial statements as old as 15 months, with the most recent interim statements as old as nine months. If interim statements are required, they must cover a period of at least six months. In this Amended Registration Statement, the company has audited financial statements for the fiscal year ended December 31, 2021 as well as the interim statements as of June 30, 2022, and is compliant.

Item 16. Exhibits and Financial Schedules

Exhibit 23.1 , page II-2

6.	We have read your response to prior comment 8. We note that in the consent of independent accountants filed as Exhibit 23.1, HHC did not consent to the reference to the firm as experts within the registration statement on page 49. Please have your audit firm revise Exhibit 23.1 to state, if true, that they consent to the reference to the firm as “experts” in the registration statement.

Response: The Amended Registration Statement has been revised in accordance with the comment of the Staff.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Cassi Olson
Cassi Olson

cc: Cong He

420 Lexington Avenue, Suite 2446, New York, NY 10170 11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025 NYC Office: 646.861.7891 CA Office: 818.930.5686 www.cronelawgroup.com